Exhibit 4.1

AGREEMENT

     This Agreement (the “Agreement”) is entered into as of December 11, 2002, by and between Computer Motion, Inc., a Delaware corporation (the “Company”), and the persons and entities listed on Exhibit A hereto (each a “Purchaser” and collectively, the “Purchasers”).

R E C I T A L S

     WHEREAS, the Company and the Purchasers have entered into that certain Series C Convertible Preferred Stock Purchase Agreement, dated as of October 31, 2002 (the “Purchase Agreement”), pursuant to which the Company sold and issued to the Purchasers shares of the Company’s Series C Convertible Preferred Stock and warrants to purchase shares of the Company’s Common Stock;

     WHEREAS, the Company has filed its Certificate of Designations Setting Forth the Preferences, Rights and Limitations of the Series C Convertible Preferred Stock with the Secretary of State of the State of Delaware on October 31, 2002 (the “Certificate of Designations”); and

     WHEREAS, pursuant to Section 15 of the Certificate of Designations, the parties desire to waive a certain provision of the Certificate of Designations and amend such provision as hereinafter set forth.

     NOW, THEREFORE, the parties agree as follows:

A G R E E M E N T

     1.     Defined Terms. Capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Certificate of Designations, as amended hereby.

     2.     Dividends on Series C Convertible Preferred Stock. The parties hereby agree to waive the condition contained in the first sentence of Section 2 of the Certificate of Designations requiring stockholder approval prior to a reduction in the dividend rate from 12% to 8%. In lieu thereof, the parties hereby agree that the dividend rate payable on the Stated Value of each share of Series C Convertible Preferred Stock shall be set at the rate of 12% per annum until January 31, 2003, decreasing to 8% per annum thereafter and increasing to the rate of 12% per annum on the second anniversary of the Initial Issuance Date.

     3.     Effect of Agreement. Except as provided in this Agreement, all of the terms and conditions of the Certificate of Designations shall remain in full force and effect.

     4.     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

     5.     Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

COMPUTER MOTION, INC.

By: Name: Title:

PURCHASERS

By: Name: Title: